

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Via E-mail
Robert Lipsher, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 780
Washington, D.C. 20015

> **Re:  Harvard Illinois Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on March 20, 2014**
> **File No. 0-53935**

Dear Mr. Lipsher:

We have reviewed the above filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when the Company will provide the requested response.  If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  All defined terms used in this letter have the same meaning as in the proxy statement unless otherwise indicated.

**Proxy Statement**

Solicitation of Proxies; Expenses, page 2

1.    Disclosure indicates that the Company may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Proposal 1– Election of Directors, page 5

2.    Please revise the disclosure to describe more specifically the principal occupations and employment during the past five years of Messrs. Rebhorn, Feeney, Schack and Garrels. Please refer to Item 7(b) of Schedule 14A and  Item 401(e)(1) of Regulation S-K.

Attendance at Annual Meetings of Stockholders, page 14

3.      Please disclose the number of board members who attended the prior year's annual meeting.  Please refer to Item 7(d) of Schedule 14A and Item 407(b)(2) of Regulation S-K.

Proxy Card

4.      The meeting is currently scheduled for 8 a.m. on May 22, 2014.  However, the proxy card states that telephone and internet voting facilities will close at 11:59 p.m. Eastern Time on May 22, 2014.  It appears that the telephone and internet voting facilities will remain open after the annual meeting.  Please revise accordingly.

*       *       *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions